Exhibit 99.1

Pan American Silver Reports Increased Silver and Gold Production and Lower Costs for The Second Quarter of 2015 and Declares Third Dividend of The Year

(All amounts in US$ unless otherwise indicated)

VANCOUVER, Aug. 13, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American", or the "Company") today reported unaudited results for the three months and six months ended June 30, 2015. The following table displays the key operational and financial highlights.

This news release should be read in conjunction with the Company's Financial Statements, Notes to the Financial Statements and Management's Discussion & Analysis ("MD&A") for the three and six months ended June 30, 2015, which have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.panamericansilver.com.

Second Quarter 2015 Highlights (unaudited) (1)
  Silver production of 6.65 million ounces, 1% higher than a year ago and 9% higher than in the first quarter of 2015
  Gold production of 44,400 ounces, 18% higher than both a year ago and the first quarter of 2015
  Consolidated All-in Sustaining Costs per Silver Ounce Sold, net of by-product credits ("AISCSOS")(2) of $14.46, 20% lower than a year ago
  Consolidated cash costs(3) of $9.44 per silver ounce net of by-product credits, 25% lower than a year ago
  Revenue of $174.2 million
  Cash flow generated by operating activities of $20.6 million, or $0.14 per share
  Net loss of $7.3 million or ($0.05) per share

Financial Position at June 30, 2015
Cash and short term investments of $274.9 million Working capital(4) of $469.8 million Total debt of $61.8 million

(1)	Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited.
(2)	All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") is non-Generally Accepted Accounting Principles ("GAAP") measure. AISCSOS is a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. The Company and certain investors believe AISCSOS is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. AISCSOS does not have a standardized meaning prescribed by GAAP, and the Company's method of calculating AISCSOS as described in the Alternative Performance (Non-GAAP) Measures section of the Q2 2015 MD&A may differ from the methods used by other entities. In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company's San Vicente mine compared to the Company's other operations. As such previously reported AISCSOS for the San Vicente mine have been revised to quantify AISCSOS with a methodology consistent with that used by Company's other operations. The effect of this revision on previously reported consolidated AISCSOS for the three and six months ended June 30, 2014 was $0.25 and $0.37 decrease, respectively.
(3)	Cash cost per ounce of silver, net of by-product credits ("cash costs per ounce") is a non-GAAP measure. The Company believes that cash costs per ounce is a useful measure for investors to evaluate the Company's performance and ability to generate cash flows, and to facilitate comparisons on a mine by mine basis. Cash costs per ounce is a measure conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by GAAP and the Company's method of calculating cash costs, as described in the Alternative Performance (Non-GAAP) Measures section of the Q2 2015 MD&A, may differ from the methods used by other entities. Cash costs per ounce should not be construed as an alternative indicator of performance to production costs, depreciation and amortization, and royalties determined in accordance with GAAP. Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Consolidated cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections for three and six months ended June 30, 2014 was a $0.45 and $0.43 per ounce increase, respectively.
(4)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Commenting on the Company's 2015 second quarter results, Geoff Burns, Chief Executive Officer, said, "We had a very strong production quarter, meaningfully increasing our silver and gold production as compared to both the second quarter of 2014 and the first quarter of 2015. At the same time, we were able to significantly reduce our cash costs and AISCSOS (by 25% and 20%, respectively, as compared to a year ago)." Burns continued, "Even in the face of declining precious metal prices, we increased our cash flow from operations by 75% to $20.6 million, or $0.14 per share as compared to the first quarter of this year. But for the tragic accident at Manantial Espejo, I would consider this to be an all-around solid quarter, even though we posted a net loss of $7.3 million, almost exclusively as a result of a total of $6.0 million in negative net realizable value and concentrate settlement adjustments in recognition of lower metal prices as compared to the end of the previous quarter."

Financial Results

During the second quarter of 2015, Pan American generated $174.2 million in revenue, 13% less than in the comparable quarter of 2014. Lower revenue was due primarily to a marked decline in metal prices (with the exception of zinc), negative settlement adjustments on concentrate sales, lower quantities of zinc, lead and gold sold, and higher treatment and refining charges. These factors were partially offset by higher quantities of silver and copper sold and higher zinc prices. During the first half of 2015, Pan American generated $352.3 million in revenue, compared to $410.6 million generated in the first half of 2014.

Inclusive of negative settlement adjustments on concentrate sales of $4.5 million dollars, the Company realized average prices of $16.36 per silver ounce and $1,194 per gold ounce during the second quarter of 2015, which were 16% and 7% lower than prices realized in the same quarter of 2014, respectively. The average realized price per lead tonne declined slightly from $2,070 in the second quarter of 2014 to $2,023 in the reporting quarter, while copper registered the biggest decline from $6,790 per tonne in the second quarter of 2014 to $5,848 per tonne in the reporting quarter. Contrary to the negative trend, the average price per zinc tonne appreciated from $2,064 a year ago to $2,228 in the reporting quarter.

During the second quarter of 2015, Pan American generated a net loss of $7.3 million, or $(0.05) per share, compared to a net loss of $5.7 million, or $(0.04) per share in the comparable quarter of 2014. The net loss generated in the reporting quarter resulted primarily from lower mine operating earnings due to lower revenues, partially offset by lower production costs, lower income taxes, and gains on the sale of commodities contracts and derivatives. The net loss for the current quarter also included $1.5 million in net realizable value ("NRV") adjustments. The Company generated a net loss of $27.1 million, or $(0.18) per share, in the first six months of 2015, compared to net earnings of $1.1 million, or $0.01 per share, in the first half of 2014.

Pan American generated a mine operating loss of $1.0 million during the second quarter of 2015, compared to mine operating earnings of $10.2 million generated in the comparable quarter of 2014. The loss was directly attributable to the decline in revenues and was partially offset by lower production costs and lower depreciation and amortization expense. In the six months ended June 30, 2015, the Company generated mine operating earnings of $1.7 million, compared to mine operating earnings of $41.8 million in the comparable period of 2014.

Cash flow from operations generated during the second quarter of 2015 was $20.6 million or $0.14 per share, compared to $48.7 million or $0.32 per share generated in the second quarter of 2014. Cash flow during the reporting quarter was negatively affected by the decline in revenue previously described, as well as higher income taxes and interest paid, as compared to the same quarter of 2014. Cash flow from operations generated in the first half of 2015 was $32.4 million, compared to $84.9 million generated in the first half of 2014.

Pan American's AISCSOS for the second quarter of 2015 was $14.46, net of by-product credits, a decline of 20% compared to AISCSOS posted for the same quarter of 2014, and well below the Company's 2015 full-year forecast of $15.50 to $16.50. AISCSOS for the reporting quarter declined mainly on account of more payable silver ounces sold, less NRV adjustments to inventories, lower sustaining capital expenses, and lower direct operating costs, partially offset by higher smelting and refining and sales charges. AISCSOS for the six months ended June 30, 2015 were $14.35, compared to $16.45 for the same period of 2014.

At June 30, 2015, Pan American had $274.9 million in cash and short-term investments and working capital of $469.8 million, a decline of $17.5 million and $18.7 million, respectively, as compared to March 31, 2015. During the second quarter of 2015, the Company paid $7.6 million in cash dividends to its shareholders. Year-to-date, Pan American has paid $26.5 million in cash dividends to its shareholders.

As announced on April 15, 2015, Pan American entered into a senior secured revolving credit facility (the "Facility") with a syndicate of eight lenders. The Facility is a $300 million secured revolving line of credit that matures on April 15, 2019 and is available for general corporate purposes, including organic growth opportunities and acquisitions. The terms of the Facility provide the Company with the flexibility of various borrowing and letter of credit options.  To date, no drawings have been made under the Facility.

Operational Results

During the second quarter of 2015 Pan American produced 6.65 million silver ounces and 44,400 gold ounces. Silver production was similar to the 6.56 million silver ounces produced a year ago as a 0.25 million ounce production decline at Alamo Dorado was offset by production increases at the Company's other mines. Gold production rose 18% from the second quarter of 2014, boosted by more ounces produced at Manantial Espejo and Dolores. During the first half of 2015, Pan American produced 12.72 million silver ounces and 81,900 gold ounces at cash costs of $10.53 per silver ounce, net of by-product credits.

During the second quarter of 2015, Pan American produced 4,300 copper tonnes, 126% more than in the second quarter of 2014, on account of significant increases in copper production at the Company's Peruvian operations. At Morococha, copper production rose more than five times from the comparable period of 2014 on account of higher grades and recoveries, while Huaron produced 31% more copper than a year ago due to higher grades. The Company's consolidated lead production during the second quarter of 2015 was 3,500 tonnes, 12% less than in the same quarter of 2014 due to lower production at Morococha, partially offset by production gains at La Colorada, Huaron and San Vicente. During the first half of 2015, the Company produced approximately 18,500 zinc tonnes, 7,000 lead tonnes and 7,400 copper tonnes.

Mexico

La Colorada produced 1.32 million silver ounces during the second quarter of 2015 at cash costs per ounce of $7.85. Silver production rose 6% from the second quarter of 2014 on account of higher throughput and grades. This had a positive effect on cash costs, which were 5% lower than in the second quarter of 2014 due to more silver and by-products produced along with higher zinc prices, which were partially offset by lower lead and gold prices, as well as to relatively flat unit operating costs per tonne year-over-year.

During the second quarter of 2015, Dolores produced 1.11 million silver ounces at cash costs per ounce of $8.34. Silver production increased 6% from the same quarter of 2014 on account of higher grades and throughput. Cash costs per ounce for the reporting quarter were 33% lower than in the second quarter of 2014 on account of lower operating costs due to costs savings for some consumables, the depreciation of the Mexican Peso against the US Dollar, and higher by-product credits on more gold ounces. During the reporting quarter, Dolores produced 20,200 gold ounces, which represented a 19% increase over the comparable quarter of 2014.

Alamo Dorado produced 0.77 million silver ounces during the second quarter of 2015 at cash costs per ounce of $15.25. As expected, silver production declined 24% compared to the second quarter of 2014 as the mine exhausts reserves and relies more on low-grade stockpiles to feed the processing plant. Cash costs increased 37% from the second quarter of 2014, due to the negative effect of lower silver production and lower gold by-product credits. Alamo Dorado produced 2,800 gold ounces during the reporting period, an expected 41% decline from the second quarter of 2014.

Peru

Huaron produced 0.94 million silver ounces during the second quarter of 2015 at cash costs per ounce of $8.96. Silver production was 2% higher than in the second quarter of 2014 as a result of higher throughput, partially offset by a slight decline in recoveries. Cash costs during the reporting quarter declined 21% from the second quarter of 2014 on account of lower production costs due to the combined effects of the successful multi-year mechanization program still ongoing and the devaluation of the Peruvian Sol against the US Dollar. Huaron also produced approximately 3,200 zinc tonnes, 1,900 copper tonnes and 1,700 lead tonnes during the second quarter of 2015, which represents 19% less zinc, 31% more copper, and 7% more lead compared to the second quarter of 2014.

During the second quarter of 2015, Morococha produced 0.56 million silver ounces at cash costs per ounce of $9.78. Silver production rose 4% compared to the second quarter of 2014 on account of significantly higher throughput rates that were partially offset by lower grades due to the previously announced transition of mining activities into the copper-rich Esperanza area. Cash costs declined 45% from the second quarter of 2014 primarily as a result of a substantial increase in copper by-product credits and lower operating costs that resulted from mine mechanization initiatives. During the reporting quarter, Morococha also produced approximately 2,400 copper tonnes, 2,400 zinc tonnes and 500 lead tonnes, which represents 448% more copper, 42% less zinc and 60% less lead compared to the second quarter of 2014.

Bolivia

During the second quarter of 2015 San Vicente produced 1.04 million silver ounces at cash costs per ounce of $11.44. Silver production rose 6% from the second quarter of 2014 as a result of higher grades due to mine sequencing, partially offset by lower throughput rates. Cash costs declined 12% from the comparable period of 2014 as a result of lower operating costs, lower royalties, and higher by-product credits due to higher zinc and lead production. During the reporting quarter San Vicente produced approximately 1,700 zinc tonnes and 300 lead tonnes, which represents 9% and 67% increases, respectively over the comparable quarter in 2014.

Argentina

Manantial Espejo produced 0.90 million silver ounces during the second quarter of 2015 at cash costs per ounce of of $6.18. Silver production rose 11% from the second quarter of 2014 on account of higher grades due to mine sequencing, partially offset by lower throughput. Throughput rates during the reporting quarter were negatively affected by a 10-day work stoppage as a consequence of a tragic accident that occurred late in the quarter. Cash costs decreased 66% from the comparable quarter of 2014 as a result of lower waste tonnes mined, higher silver production and higher gold by-product credits. During the reporting quarter, Manantial Espejo produced approximately 19,500 gold ounces, which was 34% more than in the second quarter of 2014.

Consolidated Cash Costs

Pan American's consolidated cash costs per ounce declined 25% from $12.51, in the second quarter of 2014 to $9.44 in the reporting quarter. The reduction in cash costs resulted from lower operating costs at all operations, with the exception of La Colorada, and higher by-product credits from copper and gold. Cash costs per ounce for the six months ended June 30, 2015 were $10.53, slightly lower than the $10.58 recorded in the first half of 2014.

Cash costs is a non-GAAP measure. Please refer to Note 3 under the highlights table at the beginning of this press release for a further description of this measure.

Capital Spending

During the second quarter of 2015, Pan American spent $17.7 million on sustaining capital. At Dolores, the Company spent $6.1 million, mainly on pre-stripping activities, exploration drilling, mine equipment and site infrastructure. At Manantial Espejo, expenditures during the second quarter totaled $4.5 million primarily on capitalized open pit pre-stripping and exploration drilling. In addition, $2.1 million were spent at La Colorada, $2.6 million were spent on Huaron, $1.4 million were spent at Morococha, and $1 million was spent at San Vicente.

Pan American also spent $11.8 million in long term project capital to advance the La Colorada and Dolores mine expansions, further described in the Project Development section below.

Project Development

Michael Steinmann, President, commented on the Company's organic growth projects, "I am pleased with the advances our project development team achieved during the second quarter. In the current market environment it is more important than ever to add high quality, low cost production. We have responded to this difficult task with the expansions at La Colorada and Dolores which will add nearly 5 million silver ounces and over 128,000 gold ounces of annual production, which will more than replace the production loss when Alamo Dorado will reach the end of its mine life in 2016. But more importantly, La Colorada and Dolores will be our lowest cost producers, substantially reducing our overall cash costs when the expansions are completed, which we expect in 2017".

Pan American invested $7.1 million at the La Colorada expansion project during the second quarter of 2015, mainly on equipment procurement, the start of construction of the new sulphide processing plant, the completion of the pilot hole for the new shaft, detailed engineering for the new shaft, underground development, and further work on project site infrastructure. The project continues to progress as planned.

At Dolores, Pan American invested $4.7 million during the second quarter of 2015, $2.9 million of which was for the construction of the new power line and the balance on the Dolores pulp agglomeration expansion project. Completion of the power line is scheduled in mid-2016 and will help significantly reduce the mine's annual energy cost by replacing expensive diesel generated power. Work for the new pulp agglomeration plant commenced with basic engineering and geotechnical work. In addition, advance on the new underground ramp development progressed with 170 meters completed during the reporting quarter, for a total of 282 meters since the project was initiated at the beginning of the year.

Year-to-date, Pan American has spent $24.4 million on project development at La Colorada and Dolores.

Current and Future Dividends

The Board of Directors today approved the third quarterly cash dividend of 2015 in the amount of $0.05 per common share. The cash dividend will be payable on or about Tuesday, September 8, 2015, to holders of record of common shares as of the close of Tuesday, August 25, 2015. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

Outlook

Pan American reaffirms its annual precious metals production forecast of between 25.50 million and 26.50 million silver ounces, and between 165,000 ounces and 175,000 ounces of gold. With the revised mine sequencing at Morococha, the Company increases the annual production forecast for copper in 2015 to between 14,000 to 15,000 tonnes, an 81% increase from the low end of the 8,000 t to 8,500 tonnes originally forecasted for the year. Conversely, the Company is reducing its full year 2015 consolidated zinc and lead production forecast to 37,000 to 39,000 tonnes and 13,000 to 13,500 tonnes, respectively from 41,000 to 43,000 tonnes of zinc and 14,500 to 15,000 tonnes of lead.

Provided metal prices remain at or near current levels, the Company also believes that it will be at the low end or below its annual guidance for AISCSOS of between $15.50 and $16.60, net of by-product credits and similarly at the low end or below its annual consolidated cash costs guidance of between $10.80 and $11.80 per silver ounce, net of by-product credits.

In addition, the Company reaffirms its forecast for 2015 annual sustaining capital of between $71.0 and $84.0 million. With the addition of the Dolores expansion project, the Company now expects to invest between $90.0 million and $100.0 million in project development in 2015.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Michael Steinmann, P.Geo., President, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Friday, August 14, 2015 at 1:00 pm EST (10:00 am PST). To participate in the conference, please dial toll number 1-604-638-5340.
A live audio webcast and Power Point presentation will be available at http://services.choruscall.ca/links/pan150814.html. The call and webcast will also be available for replay for one week after the call by dialing 1-604-638-9010 and entering code 6218 followed by the # sign.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION. FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: THE APPROVAL OF ANY FUTURE DIVIDENDS AND THE AMOUNT AND TIMING FOR THE SAME; OUR FORECAST PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2015; OUR FORECAST CASH COSTS PER OUNCE OF SILVER IN 2015; OUR ESTIMATED AISCSOS FOR 2015; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2015; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL INVESTMENT PROGRAMS AND PROJECTS, INCLUDING THE DOLORES EXPANSION PROJECT, AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2015.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES. THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS; NO UNPLANNED DELAYS OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING LABOUR, ENVIRONMENTAL, IMPORT AND EXPORT LAWS AND REGULATIONS, AND TAX; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
	Three months ended June 30,		Six months ended June 30,
(Unaudited in thousands of U.S. Dollars, except as noted)	2015	2014	2015	2014

Consolidated Metal Production
Silver metal – million ounces	6.65	6.56	12.72	13.18
Gold metal – thousand ounces	44.4	37.7	81.9	83.6
Zinc metal – thousand tonnes	9.2	11.4	18.5	22.8
Lead metal – thousand tonnes	3.5	4.0	7.0	7.6
Copper metal – thousand tonnes	4.3	1.9	7.4	3.6

Consolidated Costs per Ounce of Silver (net of by-product credits)
Cash cost per payable ounce produced (1)	$9.44	$12.51	$10.53	$10.58
All-in sustaining cost per silver ounce sold (2)	$14.46	$17.98	$14.35	$16.45
Payable ounces of silver sold – million ounces	6.54	6.11	12.41	12.85

Consolidated Financial Highlights
Net cash generated from operating activities	$20,577	$48,737	$32,425	$84,862
Net cash generated from operating activities per share	$0.14	$0.32	$0.21	$0.56
Net (loss) earnings for the period	$(7,299)	$(5,679)	$(27,084)	$1,081
Basic (loss) earnings per share attributable to common shareholders	$(0.05)	$(0.04)	$(0.18)	$0.01
Adjusted (loss) earnings for the period (3)	$(11,239)	$1,817	$(31,145)	$14,644
Adjusted (loss) earnings per share attributable to common shareholders (basic) (3)	$(0.07)	$0.01	$(0.21)	$0.10

Sustaining Capital for mineral properties, plant and equipment	$17,746	$24,411	$34,273	$49,109
Project Capital for mineral properties, plant and equipment	$11,812	$13,018	$28,651	$26,310
Dividends paid	$7,583	$18,938	$26,538	$37,878
Cash and short-term investments	$274,909	$381,643	$274,909	$381,643
Working capital (4)	$469,782	$647,475	$469,782	$647,475

Average Market Metal Prices
Silver metal ($/oz)	$16.39	$19.62	$16.55	$20.05
Gold metal ($/oz)	$1,192	$1,288	$1,206	$1,291

(1)	Cash cost per ounce of silver, net of by-product credits ("cash costs per ounce") is a non-Generally Accepted Accounting Principles ("non-GAAP" measure). The Company believes that cash costs per ounce is a useful measure for investors to evaluate the Company's performance and ability to generate cash flows, and to facilitate comparisons on a mine by mine basis. Cash costs per ounce is a measure conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by GAAP and the Company's method of calculating cash costs, as described in the Alternative Performance (Non-GAAP) Measures section of the Q2 2015 MD&A, may differ from the methods used by other entities. Cash costs per ounce should not be construed as an alternative indicator of performance to production costs, depreciation and amortization, and royalties determined in accordance with GAAP.
Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Consolidated cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections for three and six months ended June 30, 2014 was a $0.45 and $0.43 per ounce increase, respectively.
(2)	All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") is non-GAAP measure. AISCSOS Is a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. The Company and certain investors believe AISCSOS is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. AISCSOS does not have a standardized meaning prescribed by GAAP, and the Company's method of calculating AISCSOS as described in the Alternative Performance (Non-GAAP) Measures section of the Q2 2015 MD&A may differ from the methods used by other entities.
In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company's San Vicente mine compared to the Company's other operations. As such previously reported AISCSOS for the San Vicente mine have been revised to quantify AISCSOS with a methodology consistent with that used by Company's other operations. The effect of this revision on previously reported consolidated AISCSOS for the three and six months ended June 30, 2014 was $0.25 and $0.37 decrease, respectively
(3)	Adjusted (loss) earnings, and adjusted (loss) earnings per share attributable to common shareholders, are a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period relating to positions which will settle in future periods, and items that are non-recurring. To facilitate a better understanding of these non-GAAP measures, as calculated by the Company, additional information has been provided in the Alternative Performance (Non-GAAP) Measures section of the Management Discussion and Analysis for the three and six months ended June 30, 2015 (the "Q2 2015 MD&A").
(4)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero - Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 22:19e 13-AUG-15